SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

 1 Jinke Road,

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd. (Registrant)

Date: May 10, 2012	By:	/S/ LONGGEN ZHANG
	Name:	Longgen Zhang
	Title:	Chief Financial Officer

Announces Changes in Registrant’s Certifying Accountant

On May 10, 2012, JinkoSolar Holding Co., Ltd. (“the Company”) announced that the Company has dismissed the Company’s previous independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”) and engaged Ernst & Young Hua Ming (“EY”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2012. The decision to change auditors was unanimously approved by all the directors of the Company, including all the members of the Company’s Audit Committee, on April 29, 2012.

The reports of PwC on the Company’s consolidated financial statements for the fiscal years ended December 31, 2010 and 2011 did not contain an adverse opinion or a disclaimer of an opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2010 and 2011 and through April 29, 2012, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in its reports on the consolidated financial statements for such fiscal years then ended. During the fiscal years ended December 31, 2010 and 2011 and through April 29, 2012, there were also no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F, except that as of December 31, 2010 the Company did not maintain effective internal control over financial reporting due to the material weaknesses identified, including: (1) the lack of resources with appropriate accounting knowledge and experience to prepare and review financial statements and related disclosures in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and (2) inadequate review procedures, including appropriate levels of review in the design of period end reporting process that are consistently applied across the Company’s entities, to identify inappropriate accounting treatment of transactions. As of December 31, 2011, the Company’s management determined that applicable controls were effectively designed and operated so as to enable the Company’s management to conclude that the previously identified material weaknesses had been remediated and the Company’s internal control over financial reporting was effective.

The Company has provided PwC with a copy of the disclosures in this Form 6-K and has requested that PwC furnish the Company with a letter addressed to the Securities and Exchange Commission (“SEC”) stating whether or not PwC agrees with the statements in this Form 6-K. A copy of the letter dated May 10, 2012, furnished by PwC in response to that request is furnished as Exhibit 16.1 to this Form 6-K.

During the fiscal years ended December 31, 2010 and 2011 and through April 29, 2012, neither the Company nor anyone on its behalf consulted EY with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that EY concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement with PwC (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a reportable event (as described in Item 16F (a)(1)(v) of Form 20-F).

The Company has also provided EY with a copy of the disclosures in this Form 6-K and provided EY with the opportunity to furnish the Company with a letter addressed to the SEC containing any new information, clarification of the expression of the Company’s views, or the respects in which EY does not agree with the statements made by the Company herein.

The Company’s press release dated May 10, 2012, is attached hereto as Exhibit 99.1.

Exhibit Index

Exhibit 16.1     Letter of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, dated May 10, 2012, regarding change in independent registered public accounting firm

Exhibit  99.1     Press Release, dated May 10, 2012